140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Max A. Webb, Assistant Director
Justin Dobbie, Legal Branch Chief
J. Nolan McWilliams, Attorney-Adviser
Kristin Shifflett, Accountant
David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Registration Statement on Form S-1
Filed March 3, 2014
File No. 333-194256

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2014 (the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes five copies of Amendment No. 1, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received on March 28, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

General

1.                          Please refer to our letter dated March 12, 2014 relating to the registration statement for the offering of Fantex Series Vernon Davis (file no. 333-192476). To the extent our comments relating to that registration statement are applicable to this registration statement, please revise this registration statement accordingly.

Response:              In response to the Staff’s comment, the Company has revised Amendment No. 1 to conform our changes to the registration statement for the offering of Fantex Series Vernon Davis (file no. 333-192476) to the extent the changes relating to that registration statement are applicable to this registration statement for the offering of Fantex Series EJ Manuel.

* * * * * *

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 1 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP